Filed by Halliburton Company
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Halliburton Company (File No.: 1-03492)
Subject Company: Boots & Coots, Inc. (File No: 1-13817)

TO:	All Halliburton employees

FROM:	Marc Edwards, senior vice president, Completion and Production Division

SUBJECT:	Intent to acquire Boots & Coots, Creation of New PSL in the Completion and Production Division
As we publicly announced today, Halliburton has entered into a definitive merger agreement to acquire Boots & Coots and combine it with our current assets to create the premier well intervention and pressure control service provider. The stock and cash transaction is subject to approval by Boots & Coots’ stockholders, regulatory approvals and other closing conditions. We expect to close the transaction during the summer.
Upon closing, Halliburton will merge the assets of Boots & Coots with the Production Enhancement product service line’s Well Intervention (Coiled Tubing and Hydraulic Workover) and Pipeline and Process Services sub-PSLs, into an entirely new PSL called Boots & Coots. Jerry Winchester, Boots & Coots’ president and CEO, will become the PSL vice president. The Boots & Coots PSL will be the fourth PSL in the Completion and Production Division, and Jerry will report to me. In addition, nearly 700 Boots & Coots employees will be welcomed to the Halliburton family.
Our strategy is to be the recognized leader in well intervention, pressure control, and pipeline and process services; Boots & Coots’ expertise will complement our already strong offering in this segment. We believe that these services will be a growing market as our customers address their production challenges in both mature and emerging oil and gas basins globally, and establish the pipeline infrastructure to take product to market.
Boots & Coots provides integrated well intervention and pressure control services globally. It also has a small rental division that offers equipment, such as high-pressure flow iron, valves, manifolds and chokes. With headquarters in Houston, Boots & Coots also has major offices in Dubai, Algeria, Congo, Egypt, Libya, Venezuela and Houma, Louisiana

While we await regulatory approvals and Boots & Coots stockholder approvals, both companies’ business will be conducted as usual, and the operations of Halliburton’s and Boots & Coots’ businesses should remain entirely separate. Please do not contact anyone from Boots & Coots regarding this acquisition until after the close of the transaction. During this time, any calls from analysts or investors should be referred to the Investor Relations department, and any questions from the media should be referred to Public Relations.
An Integration Team has been established with representation from both companies to facilitate the transition, and we will update you accordingly.
Forward-Looking Statements
Information set forth in this document that are not historical statements, including statements regarding future financial performance, the merger (including the valuation, benefits, results, effects and timing thereof), the attributes of Boots & Coots’ role as a subsidiary of Halliburton and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the failure to receive the approval of Boots & Coots’ stockholders; satisfaction of the conditions to the closing of the merger; costs and difficulties related to integration of Boots & Coots’ businesses and operations; delays, costs and difficulties relating to the merger; results of cash/stock elections of Boots & Coots’ stockholders; changes in the demand for or price of oil and/or natural gas which has been significantly impacted by the worldwide recession and the worldwide financial and credit crisis; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity; potential adverse proceedings by such agencies; protection of intellectual property rights; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to radioactive sources, explosives, and chemicals; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; unsettled political conditions, war, and the effects of terrorism, foreign operations, and foreign exchange rates and controls; weather-related issues including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability of raw materials; and integration of acquired businesses and operations of joint ventures. Halliburton’s and Boots & Coots’ reports on Form 10-K for the year ended December 31, 2009, recent Current Reports on Form 8-K, and other Securities and Exchange Commission (“SEC”) filings discuss some of the important risk factors identified that may affect the business, results of operations, and financial condition. Halliburton and Boots & Coots undertake no obligation to revise or update publicly any forward-looking statements for any reason.
Additional Information
In connection with the proposed merger, Halliburton and Boots & Coots intend to file materials relating to the transaction with the SEC, including a registration statement of Halliburton, which will include a prospectus of Halliburton and a proxy statement of Boots & Coots. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HALLIBURTON, BOOTS & COOTS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Halliburton and Boots & Coots, without charge, at the SEC’s web site at www.sec.gov. Copies of Halliburton’s SEC filings may also be obtained for free by directing a request to investors@halliburton.com (Halliburton; 1-281-871-2688). Copies of the Boots & Coots’ SEC filings may also be obtained for free by directing a request to investorrelations@boots-coots.com (Boots & Coots; 1-281-931-8884).
Participants in Solicitation
Halliburton and Boots & Coots and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Boots & Coots’ stockholders in respect of the merger. Information about these persons can be found in Halliburton’s proxy statement relating to its 2010 Annual Meeting of Stockholders, as filed with the SEC on April 5, 2010, Boots & Coots’ proxy statement relating to its 2009 Annual Meeting of Stockholders, as filed with the SEC on April 22, 2009, and Boots & Coots’ Current Reports on Form 8-K, as filed with the SEC on July 2, 2009 and March 5, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.